U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                                   SEC File Number 0-25474
                                                  CUSIP Number 829 158 302

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):

[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR

For Period Ended: June 30, 1997


    Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.


    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A


Part I - Registrant Information


Full Name of Registrant:  SIMS Communications, Inc.

Former Name if Applicable:  N/A

Address of Principal Executive Office (Street and Number)

    333 S. Congress Avenue, Suite 401

City, State and Zip Code

    Delray Beach, Florida  33445


Part II - Rules 12b-25(b) and (c)


    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, or transition report or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly re- port or transition report on Form l0-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


Part III - Narrative


    State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, or N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

         The Company recently filed a registration statement with the Securities and Exchange Commision. The registration statement relates to shares to be sold by certain Selling Shareholders. The Company received a comment letter from the staff concerning the registration statement. Certain changes which the Company is making in the Registration Statement will also need to be made in the Company's l0-K report. Accordingly, more time is needed to file the l0-K report.



Part IV - Other Information


    (1) Name and telephone number of person to contact in regard to this notification

              William T. Hart          (303)                           839-0061
                  (Name)               (Area Code)        (Telephone Number)

    (2)  Have all other periodic reports
         required under Section 13 or 15(d)
         of the Securities Exchange Act of
         1934 during the preceding l2 months
         (or for such shorter period that
         the registrant was required to file
         such reports) been filed?  If answer
         is no, identify report(s).                       [X] Yes  [ ] No




    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included
         in the subject report or portion thereof?        [ ] Yes  [X] No
         If so:  attach an explanation of the
         anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                Sims Communications, Inc.
                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  September 25, 1997              By /s/ William T. Hart
                                         --------------------
                                         William T. Hart
                                         Hart & Trinen
                                         1624 Washington Street
                                         Denver, CO  80203
                                         (303) 839-0061

                                      ATTORNEYS FOR SIMS COMMUNICATIONS, INC.



                                    ATTENTION

    Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).